Mail Stop 4561
								March 16, 2006


Jack (J.D.) Draper
President
FIRSTPLUS Financial Group, Inc.
5100 North O`Connor Blvd., 6th Floor
Irving, TX  75039

Re:	FIRSTPLUS Financial Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed September 22, 2005
	File No. 000-27750

Dear Mr. Draper:

      We have reviewed your response letter dated December 16, 2005, and have the following comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response.


*    *    *    *    *    *    *


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Cash Flows, page 18

1. We note your responses to comments 7 and 8 from our letter dated
December 2, 2005. In the interest of clarity to financial statement users, please revise your future filings beginning with your Form 10-
KSB for the year ended December 31, 2005 so that the description of the $100,000 investing cash outflows during 2004 and $62,843 investing cash outflows during 2003 indicate that these amounts represent the origination of a loans to a related parties (United Lending Partners, LLC and Capital Lending Strategies, LLC, respectively).


Note 1 - Description of the Company, page 19

2. It appears that your financial statements include the results of
FIRSTPLUS Financial Group, Inc. as well as its subsidiaries and thus represent consolidated financial statements. If true, please revise your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to indicate that your financial statements are presented on a consolidated basis and that all intercompany transactions between FIRSTPLUS Financial Group, Inc. and its subsidiaries have been eliminated in consolidation. Refer to paragraphs 5 and 6 of ARB 51.

Note 2 - Summary of Significant Accounting Policies, page 19

3. We note that during the years ended December 31, 2004 and 2003, you recognized net interest income of $12,080 and $8,360, respectively. Please provide us with the proposed financial statement disclosures that you will include in your Form 10-KSB for the year ended December 31, 2005 to disclose your interest income recognition accounting policies.

4. We note that during the year ended December 31, 2004, you recognized a $100,000 loss on a defaulted loan. Please provide us with the proposed financial statement disclosures that you will include in your Form 10-KSB for the year ended December 31, 2005 to disclose your accounting policies for the determining your allowance for loan losses and for recording loan impairments in accordance with
SFAS 5 and SFAS 114.

Note 3 - Other Assets, page 20

5. We note your responses to our comments 1 and 2 from our letter dated December 2, 2005. It appears that Leperq`s and Thaxton`s assignment interests in the FPFG Intercompany Claim amount to approximately $4.7 million. It also appears that because you are obligated to remit a proportional share of funds you receive from the
Creditor Trust to assignees who are not able to receive payments directly from the Creditor Trust, you have estimated as of December
31, 2004 that you will need to remit payments of approximately
$1.4
million of the $7.8 million set aside by the Creditor Trustee to Leperq and Thaxton. If true, please revise your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to more clearly indicate this fact.

6. As a related matter, it appears that of the $2.9 million valuation reserve you established for potential creditor claims against FPFG, you have already determined that $1.4 million of this amount will be payable to Leperq and Thaxton upon receipt of the funds from the Creditor Trust. However, it remains unclear to us how you determined that the remaining $1.5 million valuation reserve is sufficient for any additional potential creditor claims which may arise. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to describe the quantitative and qualitative factors management considered in determining the sufficiency of the valuation reserve.

Note 5 - Stockholders` Equity, page 21

7. We note that during the year ended December 31, 2004 you issued 1,585 shares of stock on the conversion of certificated interests. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to more fully describe how this transaction was accounted for and the authoritative literature you relied upon to determine how to account for this transaction.

8. As a related matter, we note your response to comment 1 from our letter dated December 2, 2005. Please provide us with the proposed disclosures that you intend to include in your future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to more clearly explain how the 8,610,000 units and 2,500,000 units of certificates issued to Deephaven Capital Management and Credit Suisse First Boston, respectively, correlate to your disclosure on page 4 that bondholders received agreements allowing them to convert portions of their new interest into an aggregate of 5,555,555 shares of your common stock.

Note 8 - Related Party Transactions, page 21

9. Please tell and revise future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to explain the following regarding your $100,000 loan to United Lending Partners:

* amount of accrued interest as of December 31, 2004;

* amount of any accrued interest written off either during 2004 or prior to the filing of your Form 10-KSB for the period ended
December
31, 2004; and

* amount of interest income recognized on the loan during the year ended December 31, 2004 and the manner in which this interest income was recognized (i.e. cash basis, level yield method, etc);

10. As a related matter, if you recognized any interest income on your $100,000 loan to United Lending Partners, please tell us and revise future filings, beginning with your Form 10-KSB for the year ended December 31, 2005, to explain how you determined that collectibility of the interest payments were reasonably assured at the time of income recognition.

11. We note your disclosure on page 22 that your remaining interest in Capital Lending Strategies, LLC was sold for $796,580. Please tell us and revise future filings, beginning with your Form 10-KSB for the period ended December 31, 2005, to explain the following:

* the entity to which you sold your remaining interest in Capital
Lending Strategies;

* any related party relationships between the entity to which you sold your interest in Capital Lending Strategies, LLC and FIRSTPLUS
Financial Group, Inc., its subsidiaries or officers or directors;
and

* how you determined the $796,580 value assigned to your remaining interest in Capital Lending Strategies, LLC.



*    *    *    *    *    *    *


      Please furnish a response letter that keys your responses to our comments. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief
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Mr. Jack (J.D.) Draper
FIRSTPLUS Financial Group, Inc.
March 16, 2006
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